UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

BioPorto A/S

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Denmark

(Jurisdiction of Subject Company’s Incorporation or Organization)

BioPorto A/S

(Name of Person(s) Furnishing form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

BioPorto A/S

Tuborg Havnevej 15, st.

DK-2900 Hellerup, Denmark

+45 45 29 0000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit No.	Description
1.1	Press Release of BioPorto A/S, dated March 16, 2020

(b)	Not applicable

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, is included in the Exhibit listed above.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), BioPorto A/S is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BIOPORTO A/S

By:	/s/ Peter Mørch Eriksen
Name:	Peter Mørch Eriksen
Title:	Chief Executive Officer

Date:	March 17, 2020